UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-34988

SKY-MOBI LIMITED

10/F, Building B, United Mansion

No. 2, Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

(86-571) 8777-0978

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY-MOBI LIMITED

By:	/s/ Carl Yeung
Name:	Carl Yeung
Title:	Chief Financial Officer

Date: November 2, 2011

EXHIBIT INDEX

Page

Exhibit 99.1 –Press Release	4

Explanatory Note

This report on a Form 6-K contains a press release issued by Sky-mobi Limited on August 22, 2011.

Exhibit 99.1

Sky-mobi Limited Announces Unaudited Financial Results for the Fiscal First Quarter 2012

HANGZHOU, China, Aug. 22, 2011 (GLOBE NEWSWIRE) — Sky-mobi Limited (“Sky-mobi” or the “Company”) (Nasdaq:MOBI), a leading mobile application store and mobile social network community operator in China, announced today its unaudited financial results for the fiscal first quarter ended June 30, 2011 (“first quarter 2012”).

First Quarter 2012 Highlights

•

Total revenues increased 2.0% to RMB166.0 million (US$25.7 million) in first quarter 2012, compared to the fiscal first quarter ended June 30, 2010 (“first quarter 2011”). Revenues collected from third party channels, i.e., revenues not collected through mobile network operators, represented 14.5% of total revenues

•	Profit from operations was RMB8.1 million (US$1.3 million) in first quarter 2012, down 28.2% from first quarter 2011

•	Non-IFRS profit from operations was RMB20.5 million (US$3.2 million) in first quarter 2012, down 11.4% from first quarter 2011

•	Net profit was RMB7.5 million (US$1.2 million) in first quarter 2012, compared to net loss of RMB29.3 million in first quarter 2011

•	Non-IFRS net profit was RMB19.9 million (US$3.1 million) in first quarter 2012, up 59.9% from first quarter 2011

•	Basic and diluted earnings per common share (“EPS”) were RMB0.03 (US$0.00). Non-IFRS basic and diluted earnings per common share were RMB0.08 (US$0.01)

•	Basic and diluted earnings per ADS[1] were RMB0.23 (US$0.04). Non-IFRS basic and diluted earnings per ADS were RMB0.62 (US$0.10) and RMB0.61 (US$0.09), respectively

•

Revenues collected from carrier channels decreased 11.8% to RMB136.2 million (US$21.1 million) in first quarter 2012 from first quarter 2011. Sky-mobi’s application store experienced a record 5.8 billion user visits with 787.2 million downloads in first quarter 2012

•

Revenues collected from third party channels increased 326.3% to RMB24.1 million (US$3.7 million) in first quarter 2012 from first quarter 2011. Sky-mobi had 14.7 million active members of the Maopao Community with 1.4 billion member log-ins in first quarter 2012

1 American Depositary Shares, which are traded on the NASDAQ, each represents eight ordinary shares of the Company.

Non-IFRS figures exclude share-based compensation expenses and other non-operating one-time items. Please see “About Non-IFRS Financial Measures” in this release for more information.

Commenting on the Company’s results, Michael Tao Song, Chairman and Chief Executive Officer of Sky-mobi, remarked: “While our Maopao application store generated a record 5.8 billion user visits, downloads were lower than anticipated at 787.2 million during the quarter. As a result, our first quarter revenues came in slightly below our expectations. This mainly reflects lower than expected overall China handset sales and lower store monetization rate with a tougher operating environment for the mobile service providers.”

“At the same time, our Maopao Community continued its rapid pace of growth, reaching a record 14.7 million active registered users and 1.4 billion log-ins during the quarter. This was largely due to further streamlining of application store inbound traffic towards the Maopao Community and enhanced community offerings with the addition of dating services and new game titles,” Mr. Song continued.

“As we expect application store sales to remain challenging for the rest of the year due to modest growth forecasts for sales of mobile phones in China, we are further focused on the growth and user stickiness of our Maopao Community as well as increasing our investment in the development of products for Android. Our first card games center utilizing the Maopao user and payment systems for Android is expected to be launched in September. Furthermore, we are developing an enhanced version of the Maopao Community tailored to the social needs of our grass roots user group, which we plan to launch at the end of this year.” Mr. Song concluded.

Commenting on the Company’s results, Carl Yeung, Chief Financial Officer of Sky-mobi, said: “During the quarter, while net margin was very healthy, we saw some pressure on gross margins, primarily due to higher costs associated with our carrier-based collection channels. However, we are encouraged by the record levels of revenue through K Currency, the primary form of payment allowed for purchases in the Maopao Community, as this is a critical element of our strategy to diversify payment channels. We expect the contribution from K Currency as part of our revenue mix will continue to increase with the growth of the Maopao Community, relieving gross margin pressure for the rest of the year.”

“We want to take a conservative approach as we provide revenue guidance for the fiscal year ending March 31, 2012, as the sales of mobile phones in China and the operating environment for service providers are not expected to improve significantly. However, we are taking this opportunity to accelerate the transformation of business model from a visitor-based application store to a mobile community with sticky users. The operating metrics of our community currently all point in the right direction. We believe investing in increasing user traffic and allocating resources into the community will yield better long-term value than squeezing near-term revenue from the application store.” concluded Mr. Yeung.

Financial Results for First Quarter 2012

Total Revenues

Sky-mobi analyzes revenue from two perspectives: by source and business unit. Beginning in fiscal 2012, the Company has expanded its disclosure to provide details on both.

Revenues by source is broken down into three categories: “Revenues collected from carrier channels”, “Revenues collected from third party channels”, and “Other revenues.” Previously, these sources were defined as “Application store revenues”, “Maopao Community revenues through K Currency” and “Other revenues” respectively.

Revenues by business unit is broken down into: “Application store revenues”, “Maopao Community revenues” and “Other revenues”.

	For the three months ended June 30,
	2010	2011	2011
In thousands	(RMB)	(RMB)	(US$)
	(unaudited)
Revenues by source:
Revenues collected from carrier channels	154,458	136,167	21,067
Revenues collected from third party channels	5,663	24,141	3,735
Other revenues	2,648	5,723	886

Total revenues	162,769	166,031	25,688

	For the three months ended June 30,
	2010	2011	2011
In thousands	(RMB)	(RMB)	(US$)
	(unaudited)
Revenues by business unit:
Application store revenues	154,458	133,638	20,675
Maopao Community revenues	5,663	26,670	4,127
Other revenues	2,648	5,723	886

Total revenues	162,769	166,031	25,688

The discussion and analysis below focuses on revenues by source, as the Company believes it is more useful to investors in analyzing and understanding its business model.

Total revenues for first quarter 2012 increased 2.0% to RMB166.0 million (US$25.7 million) compared to RMB162.8 million for first quarter 2011.

Revenues collected from carrier channels of RMB136.2 million (US$21.1 million) in first quarter 2012, representing 82.0% of total revenues, decreased 11.8% from first quarter 2011. Sky-mobi had 5.8 billion user visits and 787.2 million downloads of applications and contents from the Maopao application store in first quarter 2012, an increase of 161.9% and 9.5%, respectively, compared to 2.2 billion user visits and 719.1 million downloads in first quarter 2011. The fast growth in application store user activity was offset by lower store monetization rate due to policies introduced by mobile network operators on the service provider sector. In addition, Sky-mobi drove more application store visitor traffic from downloads of single applications towards the Maopao Community, lowering the download to visit ratio in order to promote growth of the Maopao Community.

Revenues collected from third party channels were RMB24.1 million (US$ 3.7 million), up 326.3% from first quarter 2011 and contributing 14.5% of total revenues in first quarter 2012. Sky-mobi’s Maopao Community had 14.7 million active members and 1.4 billion member log-ins in first quarter 2012, an increase of 91.5% and 203.8%, respectively, compared to 7.7 million active members and 447.9 million member log-ins in first quarter 2011. Revenues from the community increased due to fast growth in the number of active members as well as increased spending per active member resulting from the success of “Fantasy of Three Kingdoms,” a mobile social game. The Company expects that revenues collected from third party channels will contribute an increasing percentage of total revenues in the quarters ahead as Sky-mobi continues to focus on growing its active mobile community member base and on diversifying revenue collection away from carrier-based payment channels.

Cost of Revenues and Gross Profit

Total cost of revenues for first quarter 2012 increased 6.7% to RMB118.8 million (US$18.4 million) compared to RMB111.3 million in first quarter 2011.

Total non-IFRS cost of revenues for first quarter 2012 increased 6.4% to RMB118.0 million (US$18.3 million) compared to RMB110.9 million in first quarter 2011.

	For the three months ended June 30,
	2010	2011	2011
In thousands	(RMB)	(RMB)	(US$)
	(unaudited)
Cost of revenues:
Costs associated with payment to industry participants	105,700	107,795	16,678
Direct costs	5,622	11,024	1,706

Total cost of revenues:	111,322	118,819	18,384

Gross Margin	31.6%	28.4%

Non-IFRS cost of revenues:
Costs associated with payment to industry participants	105,700	107,795	16,678
Direct costs	5,161	10,182	1,576

Total non-IFRS cost of revenues:	110,861	117,977	18,254

Non-IFRS Gross Margin	31.9%	28.9%

Non-IFRS cost of revenues is defined as cost of revenues excluding share-based compensation expenses. The discussion and analysis below focus on non-IFRS cost of revenue, as the Company believes variances on cost of revenues excluding share-based compensation would reflect the operating performance better.

Costs associated with payments to industry participants increased 2.0% to RMB107.8 million (US$16.7 million) in first quarter 2012 compared to RMB105.7 million in first quarter 2011. The increase was primarily because of more cost incurred on collection channels due to the lower monetization rate on transactions paid via service providers and higher revenue share percentage towards wireless carriers.

Direct costs including salaries and benefits, depreciation, office expenses and utilities directly related to the operation of Maopao application store increased 97.3% to RMB10.2 million (US$1.6 million) in first quarter 2012 compared to RMB5.2 million in first quarter 2011. This increase was largely due to the significant increase in headcount and depreciation related to the higher number of servers deployed since fourth quarter of 2010 to support the growth of the Maopao Community.

Gross profit for first quarter 2012 decreased 8.2% to RMB47.2 million (US$7.3 million) compared to RMB51.4 million in first quarter 2011. Non-IFRS gross margin in first quarter 2012 was 28.9%, down from 31.9% in first quarter 2011, mainly due to more costs incurred on collection channels due to changes in carrier policy.

Operating Expenses (representing the total amount of research and development expenses, sales and marketing expenses, general and administrative expenses and other income)

Total operating expenses primarily consisting of employee salaries and benefits, training expenses, travelling, entertainment and office related expenses decreased 2.6% in first quarter 2012 to RMB39.1 million (US$6.0 million) from RMB40.1 million in first quarter 2011.

Total non-IFRS operating expenses decreased 4.2% in first quarter 2012 to RMB27.5 million (US$4.3 million) from RMB28.7 million in first quarter 2011.

	For the three months ended June 30,
	2010	2011	2011
In thousands	(RMB)	(RMB)	(US$)
	(unaudited)
Operating expenses:
Research and development expenses	11,943	13,694	2,119
Sales and marketing expenses	7,632	7,814	1,209
General and administrative expenses	20,554	20,285	3,139
Other income	—	(2,703)	(419)

Total operating expenses	40,129	39,090	6,048

Non-IFRS operating expenses:
Research and development expenses	9,815	11,363	1,758
Sales and marketing expenses	6,577	6,661	1,031
General and administrative expenses	12,350	12,209	1,889
Other income	—	(2,703)	(419)

Total non-IFRS operating expenses	28,742	27,530	4,259

Non-IFRS operating expenses is defined as operating expenses excluding share-based compensation expenses. The discussion and analysis below focus on non-IFRS operating expenses, as the Company believes it is more useful to investors to understand variances in relation to operating activities.

The decrease in non-IFRS operating expenses was primarily due to other income in association with gain on disposal of a subsidiary and reimbursement from depositary bank.

Excluding other income, non-IFRS operating expense representing research and development expenses, sales and marketing expenses and general and administrative expenses increased 5.2% in first quarter 2012 to RMB30.2 million (US$4.7 million) from RMB28.7 million in first quarter 2011, which was primarily due to increase in headcount, as described below, and in marketing activities to support the growth of the Maopao Community, and develop carrier independent third-party payment systems, as well as efforts to improve internal control procedures.

	As of June 30,
	2010	2011	% change
Headcount
Operations	88	151	71.6%
Research and development	224	225	0.4%
Sales and marketing	96	101	5.2%
General and administrative	62	79	27.4%

Total Headcount	470	556	18.3%

The Company’s employee headcount increased 18.3% to 556 as of June 30, 2011 from 470 as of June 30, 2010. The increase in headcount was necessary to support the growing operation and active promotion activities.

Net profit and EPS

Net profit in first quarter 2012 was RMB7.5 million (US$1.2 million) compared to a loss of RMB29.3 million in first quarter 2011.

Non-IFRS net profit in first quarter 2012 increased 59.9% to RMB19.9 million (US$3.1 million) from RMB12.4 million in first quarter 2011.

Basic and diluted earnings per common share in first quarter 2012 were RMB0.03 (US$0.00) and basic and diluted earnings per ADS were RMB0.23(US$0.04).

Non-IFRS basic and diluted earnings per common share in first quarter 2012 were RMB0.08 (US$0.01), and non-IFRS basic and diluted earnings per ADS were RMB0.62 (US$0.10) and RMB0.61 (US$0.09), respectively.

The weighted average number of ADSs used to calculate basic and diluted earnings per ADS for first quarter 2012 were 32,173,725 and 32,541,092 respectively.

Each ADS represents eight common shares.

Other Operating Data

The following table sets forth total user downloads of our single-user applications and contents titles for the period indicated:

	For the three months ended June 30,
In millions	2010	2011	% change
Application Store
User visits	2,204.2	5,773.3	161.9%

Single-user applications and contents downloads
Single-player games	351.1	285.4	-18.7%
Multimedia applications and content titles	153.0	110.1	-28.1%
Other single-user applications	215.0	391.7	82.2%

Total Single-user applications and contents downloads	719.1	787.2	9.5%

The following table sets forth the number of registered, active members and member log-ins in our Maopao Community as of the date indicated:

	As of June 30,
In millions	2010	2011	% change
Number of registered members	31.4	94.1	199.6%

	For the three months ended June 30,
In millions	2010	2011	% change
Maopao Community
Number of active members	7.7	14.7	91.5%
Number of member log-ins	447.9	1,360.6	203.8%

Common Shares

Sky-mobi had 257,389,800 common shares outstanding as of June 30, 2011 and 144,791,767 common shares outstanding as of June 30, 2010.

Business Outlook

For the fiscal second quarter 2012 ending September 30, 2011, Sky-mobi expects total revenues to be in the range of RMB170 million to RMB175 million.

Revenues for the fiscal year ending March 31, 2012 are expected to be in the range of RMB680 million to RMB690 million.

These are Sky-mobi’s current projections, which are subject to change. You are cautioned that operating results in first quarter 2012 are not necessarily indicative of operating results for any future periods.

Other Announcements

On June 9, Sky-mobi entered into a partnership agreement with Jiayuan.com International Ltd, operator of the largest online dating platform in China. Under the terms of the one-year agreement, Sky-mobi will collaborate with Jiayuan to develop a Sky-mobi-Jiayuan dating software application to be operated on Sky-mobi’s Maopao mobile social network. The program will offer a wide range of dating and social networking features. Over the course of the agreement, the companies will also work together on promotions and user development.

Conference Call and Webcast

Sky-mobi’s management team will host a conference call today August 22, 2012 at 8:00 AM ET, (or 5:00 AM U.S. Pacific Time and 9:00 PM, August 22, 2012 Beijing/Hong Kong time). A live audio webcast of the conference call will be available on Sky-mobi’s website at http://ir.sky-mobi.com/events.cfm. To listen to the conference call, please use the dial in numbers below:

USA Toll Number:	1-877-275-8968

International:	+1-706-643-1666

Passcode:	91270572

A replay of the call will be available for two weeks following the call and can be accessed on the Company website or by dialing the numbers below:

USA Toll Number:	1-855-859-2056

International:	+1-404-537-3406

Passcode:	91270572

About Non-IFRS Financial Measures

To supplement its consolidated financial statements presented in accordance with International Financial Reporting Standards, or IFRS, Sky-mobi uses several non-IFRS financial measures defined below. The Company believes both management and investors benefit from referring to non-IFRS financial measures in assessing the Company’s performance and prospects for the future. Specifically, the Company believes that non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of the Company’s operating performance.

The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with IFRS. A limitation of using non-IFRS cost of revenues, gross profit, operating expenses, profit from operations, net profit and net profit per share is that these non-IFRS measures exclude the share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the IFRS amounts excluded from each non-IFRS measure. For more information on these non-IFRS financial measures, please see the tables captioned “Reconciliations of non-IFRS financial measures to comparable IFRS measures” contained elsewhere in this release.

Definitions of Non-IFRS Measures

Non-IFRS cost of revenues is defined as cost of revenues excluding share-based compensation expenses.

Non-IFRS gross profit is defined as revenues less non-IFRS cost of revenues.

Non-IFRS operating expenses is defined as operating expenses excluding share-based compensation expenses.

Non-IFRS profit from operations is defined as Non-IFRS gross profit less non-IFRS operating expenses.

Non-IFRS net profit is defined as non-IFRS profit from operations plus/minus other gains or losses, less finance cost, share of results of associates and income tax, excluding non-cash expenses from changes of fair value of preferred shares and warrants.

Non-IFRS basic and diluted earnings per common share/ADS are defined as non-IFRS profit after tax divided by weighted average outstanding shares/ADSs during the period.

Explanatory Notes

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4635 to US$1.00, the exchange rate as average exchange rate during the quarter as set forth in the H.10 statistical release of the Federal Reserve Board.

When calculating number of users of Maopao application store, Sky-mobi counts an individual who uses a particular handset with a particular SIM card to access Maopao as one user. Therefore, an individual who accesses Maopao through one handset with two SIM cards separately will be counted as two users, while an individual who accesses Maopao through two handsets using the same SIM card will also be counted as two users.

The number of downloads of application and content titles on Maopao refers to the number of requests made by mobile users for downloading a particular application or a content title, or for authorization to access to a specified feature of a particular application or a content title from Maopao. There may be multiple download requests made by a user for an application depending on the complexity of the application and whether interruptions occurred during the downloading process.

The number of active members of the Maopao Community refers to the number of registered members who logged on to the Maopao Community at least twice during a month for the relevant quarter.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Such statements, including the statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include the effectiveness, profitability, and marketability of the Company’s solutions; the Company’s limited operating history; measures introduced by the PRC government and mobile network operators aimed at mobile applications-related services; the Company’s ability to maintain cooperation relationships with handset companies, content providers and payment service providers; its dependence on mobile service providers, and ultimately mobile network operators, for the collection of a substantial majority of its revenues; billing and transmission failures, which are often beyond the Company’s control; its ability to compete effectively; its ability to capture opportunities in the expected growth of the smart phone market; its ability to obtain and maintain all applicable permits and approvals; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Sky-mobi Limited

Sky-mobi Limited operates the leading mobile application store in China as measured by revenues in 2009, according to Analysys International. The Company works with handset companies to pre-install its Maopao mobile application store on handsets and with content providers to provide users with applications and content titles. Users of its Maopao store can browse, download, and enjoy a range of applications and content, such as single-player games, mobile music, and books. The Company’s Maopao store enables mobile applications and content to be downloaded and run on various mobile handsets with different hardware and operating system configurations. The Company also operates a mobile social network community in China, the Maopao Community, where it offers mobile social games, as well as applications and content with social network functions to its registered members. The Company is based in Hangzhou, the People’s Republic of China. For more information, please visit: www.sky-mobi.com.

The Sky-mobi Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8458

FINANCIAL TABLES FOLLOW

Sky-mobi Limited

Unaudited Consolidated Statements of Comprehensive Income Data (IFRS)

	For the three months ended June 30,
	2010	2011	2011
In thousands	(RMB)	(RMB)	(US$)
(Except for share and per share data)
Revenues	162,769	166,031	25,688
Cost of revenues	(111,322)	(118,819)	(18,384)

Gross profit	51,447	47,212	7,304

Research and development expenses	(11,943)	(13,694)	(2,119)
Sales and marketing expenses	(7,632)	(7,814)	(1,209)
General and administrative expenses	(20,554)	(20,285)	(3,139)
Other income	—	2,703	419

Total operating expenses	(40,129)	(39,090)	(6,048)

Profit from operations	11,318	8,122	1,256

Other gains and losses	2,970	981	152
Finance costs	(4,333)	—	—
Share of results of associates	(1,675)	(272)	(43)

Loss on changes in fair value of convertible redeemable preferred shares	(30,369)	—	—

Loss on changes in fair value of warrants	(2,070)	—	—

Profit (loss) before tax	(24,159)	8,831	1,365
Income tax expenses	(5,141)	(1,333)	(207)

Profit (loss) for the period	(29,300)	7,498	1,158

Total comprehensive profit (loss) for the period	(29,300)	7,498	1,158

Total comprehensive profit (loss) attributable to owners of the company	(29,300)	7,498	1,158

	(29,300)	7,498	1,158

Earnings (loss) per common share
Basic	(0.20)	0.03	0.00
Diluted	(0.20)	0.03	0.00

Weight average number of ADS
	18,098,971	32,173,725
	18,098,971	32,541,092

Weight average number of shares
Basic	144,791,767	257,389,800
Diluted	144,791,767	260,328,739

Unaudited Reconciliations of non-IFRS financial measures

to comparable IFRS financial measures

	For the three months ended June 30,
	2010	2011	2011
In thousands	(RMB)	(RMB)	(US$)
(Except for share and per share data)
IFRS cost of revenues	(111,322)	(118,819)	(18,384)
Less: share-based compensation expenses	461	842	130

Non-IFRS cost of revenues	(110,861)	(117,977)	(18,254)

IFRS gross profit	51,447	47,212	7,304
Add: share-based compensation expenses	461	842	130

Non-IFRS gross profit	51,908	48,054	7,434

Total IFRS operating expenses	(40,129)	(39,090)	(6,048)
Less: share-based compensation expenses	11,387	11,560	1,789

Total non-IFRS operating expenses	(28,742)	(27,530)	(4,259)

IFRS profit from operations	11,318	8,122	1,256
Add: share-based compensation expenses	11,848	12,402	1,919

Non-IFRS Profit from operations	23,166	20,524	3,175

IFRS Profit (loss) for the period	(29,300)	7,498	1,158
Add: share-based compensation expenses	11,848	12,402	1,919
Add: loss on changes in fair value of warrants	2,070	—	—

Add: loss on changes in fair value of convertible redeemable preferred shares	30,369	—	—

Less: exchange gain relating to change in fair value of warrants	(2,538)	—	—

Non-IFRS net profit for the period	12,449	19,900	3,077

Non-IFRS earnings per common share
Basic	0.09	0.08	0.01
Diluted	0.09	0.08	0.01

Weight average number of shares
Basic	144,791,767	257,389,800
Diluted	144,791,767	260,328,739

Sky-mobi Limited

Unaudited Consolidated Statements of Financial Position (IFRS)

	As of	As of
	March 31,	June 30,	June 30,
	2011	2011
In thousands	(RMB)	(RMB)	(US$)
ASSETS
Current assets
Cash and cash equivalents	367,214	331,906	51,351
Term deposits	152,718	199,431	30,855
Trade and other receivables	86,181	82,845	12,817
Amounts due from related parties	489	2,818	436

Total current assets	606,602	617,000	95,459

Non-current assets			—
Property and equipment	43,285	41,806	6,468
Investments in associates	—	1,328	205
Deferred tax assets	6,656	5,886	911

Total non-current assets	49,941	49,020	7,584

Total assets	656,543	666,020	103,043

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	135,779	126,206	19,526
Income tax liabilities	11,797	11,153	1,726
Amounts due to related parties	895	404	63
Deferred revenue	6,532	7,118	1,101

Total current liabilities	155,003	144,881	22,416

Total liabilities	155,003	144,881	22,416

Equity
Share capital	92	92	14
Share premium	635,116	635,116	98,262
Reserves	113,938	126,340	19,547
Deficit	(247,907)	(240,409)	(37,196)

Equity attributable to owners of the Company	501,239	521,139	80,627
Non-controlling interests	301	—	—

Total equity	501,540	521,139	80,627
Total equity and liabilities	656,543	666,020	103,043

CONTACT: Sky-mobi Limited

Mr. Carl Yeung, CFO

Phone: + (86) 571-87770978 (Hangzhou)

Email: ir@sky-mobi.com

CCG Investor Relations

Elaine Ketchmere, Partner and VP

Phone: +(1) 310-954-1345 (Los Angeles)

Email: elaine.ketchmere@ccgir.com